
05010121

Osterreichische Elektrizitatswirtschafts

POWER.

dlw 8/2

DEAR SHAREHOLDER,

The business trend at Verbund was again extremely positive in Q1-2/2005, which paved the way for the above-average development of the Verbund share price. As the leading hydropower producer in Europe, Verbund once again clearly exceeded the record results of the previous quarters and significantly increased the market value of the group. The operating result improved by 30.0 % to € 248.6 million, profits after taxes were up 28.0 % at € 205.0 million and the group result rose by an impressive 28.0 % to € 186.0 million. The international capital market also took a very positive view of this development. The Verbund share once again performed excellently with a plus of 39.1 % since the beginning of the year.

WELL POSITIONED IN THE EUROPEAN ELECTRICITY MARKET

The favourable earnings trend is driven on by the excellent market position the group has established in strategically important European electricity markets such as Germany, Italy, France and Slovenia. As a result, Verbund has been able to make full use of the significant price increases in the relevant wholesale market and has also been able to benefit fully from the price increases in market price indexed contracts.

In Europe, the wholesale prices for electricity rose to an unexpectedly high level, above all in Q2/2005. These increases result, not least, from the stable oil price but also from the sharp rise in the prices for CO_2 certificates. The price of € 7 per ton of CO_2, which was originally expected at the commencement of certificate trading, has actually risen to € 28 per ton. These factors, in connection with the limited overcapacities throughout Europe, exert pressure on the European wholesale prices which are determined, above all, by the costs for thermal generation capacities. The massive drought in Southern Europe at the end of Q2/2005 and the related drop in electricity volumes generated also contributed to the jump in short-term electricity prices.

EXCELLENT PERFORMANCE OF VERBUND SHARE

The positive performance of the Verbund share (+77.0 %) in the previous year was followed by a further improvement of 39.1 %. As a result, the share price passed the mark of € 200 for the first time and finally recorded a new high of € 227.99 on 30 June 2005. Hence, the Verbund share developed ahead of the ATX (+25.4 %) and the DJ STOXX Utilities (13.8 %), the benchmark index of the major European utility stocks. The market value of Verbund has thus almost trebled in the last two years and amounted to € 7.0 billion on 30 June 2005. We view this positive development as confirmation that the capital market takes an extremely positive view of our current positioning.

PROFITABLE GROWTH IN AUSTRIA AND ABROAD

Within the framework of its strategy, Verbund engages in numerous new projects that aim to secure profitable and sustainable growth in the future. The hydropower plant projects Gerlos II and Limberg II will increase the capacity of the existing storage power plants and therefore take account of the additional demand for peak-load electricity in the relevant market. In addition, we are currently planning the construction of an 800 MW gas power plant which will be located in the South of Austria. This will replace the thermal power plant Voitsberg which will be decommissioned in mid-2006. Within the framework of the successful joint venture "Energia" in Italy, one of the most important energy markets in Europe from a strategic viewpoint, we are also working on the further expansion of our thermal power plant park. Verbund currently holds a 38 % stake in Energia with strong minority rights. Based on the generation capacities, the joint venture Energia will be almost as a large as Verbund by 2007 and it is also expected to make significant earnings contributions to Verbund in the form of dividend flow backs.

INVOLVEMENT IN AUSTRIAN END-CUSTOMER BUSINESS

A clear trend towards vertically integrated corporate structures has now become noticeable in the European electricity industry. Verbund now aims to further spread its sales portfolio more widely in the next five years. As of 01 July 2005, Verbund has also been directly supplying electricity to households, commercial businesses and SMEs. This diversification into a customer segment that displays less price elasticity is intended to pave the way for a minimisation of risks.

POSITIVE OUTLOOK FOR 2005

We are reiterating our positive outlook for fiscal 2005. Given that most of Verbund's own production for 2005 has already been sold on the basis of the increased wholesale prices, we can now raise our earnings forecast. We expect that the operating result will lie approx. 20 % over the value reported in the previous year. The group result is also expected to improve by about 25 %. Taking the current planning parameters as a basis, net gearing is to be further improved to reach 100 %. In addition, we are – once again – planning to increase the dividend and aim to hold the payout ratio at 40 %.



Dipl.-Ing. Hans Haider
Chairman of the Managing Board



Dr. Michael Pistauer
Deputy Chairman of the Managing Board



Dr. Johann Sereinig
Member of the Managing Board

ACCOUNTING POLICIES

This interim report was drawn up in accordance with the International Financial Reporting Standards (IFRS), and particularly in compliance with IAS 34.

The changes to the existing IAS and the new IFRS effective from 01 January 2005 were applied.

In contrast to the accounting policies applied in the annual financial statements, trading business with standardised forward contracts ("external-electricity trade") was recognised net. Accordingly, purchases of standard forward contracts were netted against sales. The Verbund group is therefore complying with the international industrial procedures for IFRS reporting that have developed within the energy sector. The figures for previous periods were adjusted.

In addition, the discount rate applicable to social capital was – following the reduction by 0.25 percentage points in Q1/2005 – lowered by a further 0.5 percentage points to 4.5 %. Hence, net interest rates of 2 % and 3 % were applied for employees and pensioners respectively, co-terminous with the term of the respective obligation.

Given that no binding accounting rule was available following the withdrawal of IFRIC 3 by the IASB, the allocated emission rights were, in accordance with IAS 38, recognized as intangible assets at cost – at zero on account of the free allocation – and consumption of the rights was measured in a corresponding manner.

Due to the utilisation of EDP devices, differences can arise in the addition of rounded totals and percentages.

MANAGEMENT REPORT AND NOTES QUARTER 1-2/2005

Earnings position

IMPROVED SALES REVENUE

Significantly higher spot and forward market prices and a slight increase in sales volumes in the electricity business as well as substantially improved eco-electricity sales paved the way for a 13.1 % increase in group revenue after netting external-electricity trade to € 134.8 million in spite of the decline in grid revenue.

Specifically, electricity revenue rose by 14.8 % to € 816.4 million. Strong growth was recorded, above all, in sales to traders (€ 87.5 million) and resellers (€ 82.6 million). End-customer business declined by € 64.8 million due, above all, to the divestment of VERBUND-Austrian Power Vertriebs GmbH (APC) last year. Foreign markets accounted for 56.8 % of the quantities sold. Germany, France, Slovenia and Italy were the most important foreign markets from a sales perspective. The increase in quantities sold, compared to the corresponding period the previous year, came to 1,152 GWh or 4.8 %.

Grid revenue fell by 5.5 % to € 123.1 million. This was largely attributable to the 11 % cut in the tariff with effect from 1 February 2005 which resulted in a drop of € 6.8 million and lower transport volumes. The grid revenue recognised for prior periods on account of the closing statements for 2004 had a positive impact (€ 7.1 million).

The steadily increasing volumes in the eco-electricity area (346 GWh or 15.6 %) combined with higher subsidies led to a significant € 43.7 million rise in eco-electricity sales to € 202.2 million.

INCREASING ELECTRICITY, GRID AND ECO-ELECTRICITY PURCHASES

The 32.3 % increase in electricity purchases to € 386.7 million was primarily attributable to the significant rise in purchase prices on the spot and forward markets combined with the substantial increase in the volume of electricity purchased externally (20.9 %). Own generation was down 4.1 % (634 GWh) on account of the water supply which was slightly below average in the period under review (hydro coefficient 0.99, previous year: 1.01). Grid purchases dropped by € 34,0 million due to the divestment of APC. Eco-electricity purchases also increased significantly by 25.2 % to € 194.6 million on account of the rise in the number of plants feeding into the grid.

DECREASE IN FUEL EXPENSES

The 18.6 % drop in fuel expenses and services purchased to € 51.7 million was due, above all, to the cessation of brown coal purchases for the Voitsberg power plant (€ 12.1 million). In addition, the sale of block-type thermal power plants led to a reduction in the volume of natural gas used (€ 1.4 million). Increasing prices for primary energy sources did, however, have a negative impact.

ONE-OFF EFFECTS IN PENSION AREA BURDENED PERSONNEL EXPENSES

The number of employees dropped by 79 (previous year: 180) to 2,432.

The staff reductions continued to have a positive effect on expenditure for wages, salaries and related expenses in spite of a collective agreement increase of approx. 2.5 % (€ 102.5 million; previous year: € 106.3 million).

Expenses for severance payments, pensions and other post employment benefits rose by 23.7 % to € 63.6 million. The lowering of the discount rate to 4.5 % played a significant role here. In addition, the increased life expectancy observed by Statistik Austria (Mortality Chart ÖST 2000/2002) has already been accounted for through an adjustment of the actuarial projections.

OPERATING EXPENSES REDUCED

Other operating expenses fell by 4.6 % to € 66.2 million on account of a seasonal drop in operating and maintenance expenses and lower adjustments on the receivables side in the grid area.

IMPROVED FINANCING RESULT

The financing result was boosted, above all, by the drop in interest expenses as a result of the ongoing debt-clearing program. In addition, the agreement reached on a receivable in the grid area that had been controversial for a longer period of time led to the recognition of interest on arrears in the amount of € 3.8 in Verbund's favour. Valuation-related exchange losses were reduced by € 0.2 million and have therefore remained more or less unchanged compared to the corresponding period the previous year.

RESULT FROM PARTICIPATING INTERESTS DISPLAYED POSITIVE TREND

The 29.7 % improvement in the result from participating interests to € 51.9 million was mainly due to the increase in income from associated companies consolidated at equity (€ 43.4 million; previous period € 36.1 million). In addition, the investment inflows from VERBUND-BeteiligungsgmbH rose by € 2.1 million.

INCOME TAX EXPENSES

The effective tax rate of 20.3 % (as compared to a corporate tax rate of 25 %) was largely due to the high, non-tax-effective income from associated companies consolidated at equity.

Net worth

NON-CURRENT AND CURRENT ASSETS

The decline in plant, property and equipment can be attributed, primarily, to scheduled depreciation which exceeded additions (€ 37.2 million). The valuation-related increase in long-term investments from cross border leasing amounted to € 117.6 million. Other long-term investments increased, essentially, due to the granting of loans held as non-current assets.

The rise in current assets was due, essentially, to the fair value measurement of energy derivatives, the increase in trade receivables resulting from growing business volumes as well as to the increase in cash and cash equivalents.

LONG- AND SHORT-TERM FINANCIAL OBLIGATIONS

These were reduced by € 94.5 million to € 2,617.5 million. Scheduled repayments (€ 197.1 million) and the repayment of short-term borrowings on the money market (€ 34.1 million) represented the most significant changes here. The valuation-related changes from cross border leasing transactions amounted to € 121.7 million.

OTHER LONG- AND SHORT-TERM LIABILITIES WITHOUT FINANCIAL OBLIGATIONS

The increase in long-term provisions referred, above all, to personnel provisions. This was attributable to the lowering of the interest rate and a provision for the higher statistical life expectancy. The changes in other liabilities were primarily due to the fair value measurement of the energy and financial derivatives.

DERIVATIVE FINANCIAL INSTRUMENTS IN ELECTRICITY AND FINANCIAL ACTIVITIES

ELECTRICITY ACTIVITIES

	Positive fair values	Negative fair values	Net fair values	Reference values purchases	Reference values sales
Trading					
Futures	11.1	-1.6	9.5	72.9	18.7
Forwards	533.0	-552.5	-19.5	1,927.3	1,973.6
Total before netting	**544.1**	**-554.0**	**-10.0**	**2,000.3**	**1,992.3**
Less netting agreements	482.8	-482.8	0.0	1,698.7	1,698.7
Total after netting	**61.3**	**-71.3**	**-10.0**	**301.6**	**293.5**

ELECTRICITY ACTIVITIES

	Positive fair values	Negative fair values	Net fair values	Reference values purchases	Reference values sales
Hedge					
Futures	50.3	-1.8	48.5	250.0	5.5
Forwards	1.8	-50.3	-48.5	5.5	250.0
Total before netting	**52.1**	**-52.1**	**0.0**	**255.5**	**255.5**
Less netting agreements	52.1	-52.1	0.0	255.5	255.5
Total after netting	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**

FINANCIAL ACTIVITIES

	Positive fair values	Negative fair values	Reference values
Derivatives			
Cross-currency swaps		-10.8	CHF 250.0 million
Hedge			
Currency forward transaction cross border leasing		-16.3	USD 56.5 million
Interest rate swap cross border leasing (fixed-rate receiver)	70.8		USD 223.2 million

Positive fair values are recognized under receivables and other assets and negative fair values are reported under other liabilities.

Financial position

OPERATING CASH FLOW

The operating cash flow amounted to € 330.7 million and was therefore significantly higher than the value reported in the previous year. This increase was essentially due to the electricity business, the increase in dividend inflows and the drop in interest payments. These were, however, offset by higher outflows for taxes on income as well as a slight increase in outflows in the personnel area.

INVESTMENT CASH FLOW

The cash outflow in the investment area was mainly due to investments in plant, property and equipment in the amount of € 37.2 million which were offset, above all, by inflows from long-term investments in the amount of € 24.7 million.

CASH FLOW FROM FINANCING ACTIVITY

The scheduled repayment of bonds, loans and long-term credit amounted to € 215.9 million and short-term borrowings were repaid in the amount of € 13.4 million. New loans, on the other hand, came to € 18.7 million. Dividends in the amount of € 92.9 million were distributed.

Ratios

NET GEARING

Net gearing dropped from 134.3 % as on 31.12.2004 to 115.0 % as on 30.06.2005 due to an increase in the shareholders' equity after dividend distribution in connection with a further substantial reduction of the interest-bearing net debt.

EBIT MARGIN

The positive development in all business areas allowed the EBIT margin to increase from 18.6 % in Q1-2/2004 to 21.4 %, bases on sales revenue after netting external-electricity trade.

MANAGEMENT REPORT AND NOTES QUARTER 2/2005

Earnings position

SALES REVENUE

In Q2/2005, sales revenue after netting external-electricity trade increased, compared to the same period the previous year, by 13.4 % to € 570.3 million. This positive development resulted, in particular, from the increase in revenue from electricity and eco-electricity (15.5 % and 26.6 %). Grid revenue, on the other hand, fell by 3.9 % to € 60.3 million. The reasons for this development were essentially identical to those detailed in the year-to-date analysis.

ELECTRICITY, GRID AND ECO-ELECTRICITY PURCHASES

The 19.0 % increase to € 283.0 million after netting external-electricity trade was primarily due to the greater volumes of electricity purchased at increased prices. The divestment of APC was the main reason for the decline of grid purchases.

USE OF FUELS AND EXPENSES FOR OTHER PURCHASED SERVICES

The drop of € 2.6 million resulted from the reduction of other purchased services in the amount of approx. € 4.2 million. This was offset by a 6.8 % increase in fuel expenses (€ 1.6 million) due, above all, to the rise in expenditure for hard coal.

PERSONNEL EXPENSES

The lowering of the social capital discount rate by a further 0.5 percentage points (following the reduction by 0.25 percentage points in Q1/2005) led to a rise in expenses for severance payments, pensions and other post employment benefits, as did the adjustment that was necessary for increased life expectancy. The exclusion of provisions for restructuring measures that were recognised in the corresponding period the previous year did, however, have a positive effect. In total, personnel expenses were up 16.6 % at € 98.8 million.

OTHER OPERATING EXPENSES

Lower value adjustments of the receivables side more or less compensated for the seasonal increase in repair and maintenance costs.

FINANCIAL RESULT

The improvement in the financial result is attributable, above all, to the recognition of interest on arrears in the amount of € 3.8 million. The € 18.1 million drop in the result from participating interests to € 19.3 million resulted from the recognition of the annual result of STEWEAG-STEG GmbH already in Q1/2005.

Net worth

NON-CURRENT AND CURRENT ASSETS

The decline in plant, property and equipment can be attributed, primarily, to scheduled depreciation. Additions, on the other hand, amount to € 23.6 million. The valuation-related increase in long-term investments from cross border leasing amounted to € 92.3 million.

The rise in current assets was due, not least, to the positive fair value measurement of the energy derivatives. This is offset by the decline in trade receivables resulting from the collection of receivables from the eco-electricity business.

LONG- AND SHORT-TERM FINANCIAL OBLIGATIONS

These fell by € 99.7 million to € 2,617.5 million. Scheduled repayments (€ 57.0 million), the repayment of short-term borrowings on the money market (€ 169.9 million) and loans (€ 18.7 million) represented the most significant changes here. The valuation-related changes from cross border leasing transactions amounted to € 95.2 million.

OTHER LONG AND SHORT-TERM LIABILITIES WITHOUT FINANCIAL OBLIGATIONS

The increase in long-term provisions referred, above all, to personnel provisions and was attributable to the reduction in the discount rate and the increased life expectancy in the new mortality charts. The change in other liabilities is essentially due to the fair value measurement of the energy derivatives.

CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

CONSOLIDATED INCOME STATEMENT				Million €
	Q1-2/2005	Q1-2/2004	Q2/2005	Q2/2004
Sales revenue before netting external-electricity trade	1,473.6	1,465.3	599.4	737.5
Netting effect from external-electricity trade	-312.8	-439.3	-29.1	-234.5
Sales revenue after netting external-electricity trade	**1,160.8**	**1,026.0**	**570.3**	**503.0**
Electricity sales	816.4	711.0	388.7	336.6
Grid sales	123.1	130.3	60.3	62.8
Eco-electricity sales	202.2	158.5	114.4	90.4
Others	19.1	26.2	6.9	13.2
Other operating income and changes in inventory	46.3	33.4	37.2	15.0
Electricity, grid and eco-electricity purchases[1]	-587.4	-485.7	-283.0	-237.9
Fuel expenses and other purchased services	-51.7	-63.5	-26.4	-29.0
Payroll and related expenses	-166.1	-157.7	-98.8	-84.8
Depreciation and amortization	-87.1	-91.8	-44.0	-45.5
Other operating expenses	-66.2	-69.4	-40.8	-39.8
Operating result	**248.6**	**191.3**	**114.5**	**81.0**
Financing result	-44.0	-50.5	-18.2	-22.0
Result from participating interests[2]	51.9	40.0	19.3	37.4
Result from long-term investments	0.6	3.9	-0.7	0.4
Financial result	**8.5**	**-6.6**	**0.4**	**15.8**
Result before taxes on income	**257.1**	**184.7**	**114.9**	**96.8**
Taxes on income	-52.1	-24.6	-26.8	0.7
Profit for the period	**205.0**	**160.1**	**88.1**	**97.5**
attributable to shareholders of parent company (group result)	186.0	145.3	89.2	96.0
attributable to minority interests	19.0	14.8	-1.1	1.5
Earnings per share € (diluted = non-diluted)	**6.03**	**4.72**		

1 Before netting against external-electricity trade: Q1-2/2005 € 900.3 million (Q2/2005 € 312.1 million), Q1-2/2004 € 925.0 million (Q2/2004 € 472.4 million)

2 Thereof at equity: Q1-2/2005 € 43.4 million (Q2/2005 € 18.2 million), Q1-2/2004 € 36.2 million (Q2/2004 € 34.9 million)

CONSOLIDATED BALANCE SHEET		Million €
	30.06.2005	31.12.2004
Non-current assets	**5,993.7**	**5,852.5**
Intangible assets	8.4	9.5
Plant, property and equipment	4,059.5	4,108.6
Participating interests*	639.6	612.2
Long-term investments – cross border leasing	959.2	859.7
Other long-term investments and other long-term receivables	327.0	262.5
Current assets	**457.2**	**384.8**
Inventories	32.4	27.0
Receivables and other assets	390.1	338.1
Loans – cross border leasing	0.2	0.1
Securities	7.2	7.3
Cash and cash equivalents	27.3	12.3
Assets	**6,450.9**	**6,237.3**

	30.06.2005	31.12.2004
Shareholders' equity	**1,770.0**	**1,648.8**
Long-term liabilities	**3,748.2**	**3,660.7**
Financial obligations	1,208.6	1,297.1
Financial obligations – cross border leasing	1,076.7	952.8
Provisions	640.8	600.2
Provision for deferred taxes	100.5	77.8
Contributions to building costs	435.7	440.1
Deferred income – cross border leasing	265.6	268.5
Other liabilities	20.3	24.2
Short-term liabilities	**932.7**	**927.8**
Financial obligations	332.0	462.0
Financial obligations – cross border leasing	0.2	0.1
Provisions	215.0	236.2
Provision for current taxes	66.5	49.3
Other liabilities	319.0	180.2
Liabilities	**6,450.9**	**6,237.3**

* **Thereof at equity: as on 30.06.2005 € 603.4 million, as on 31.12.2004 € 575.7 million**

CONSOLIDATED CASH FLOW STATEMENT

Million €

	Q1-2/2005	Q1-2/2004
Cash flow from operating activities	330.7	259.5
Cash flow from investment activities	-15.8	-175.0
Cash flow from financing activities	-299.9	-47.8
Changes in cash and cash equivalents	**15.0**	**36.7**
Cash and cash equivalents as of 01.01.	12.3	28.1
Cash and cash equivalents as of 30.06.	**27.3**	**64.8**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Million €

	Share capital	Capital reserves	Profit reserves	Other reserves	Own shares	Minority interests	Total shareholders' equity
As of 01.01.2004	**224.0**	**10.9**	**1,053.5**	**-0.5**	**-7.4**	**157.0**	**1,437.5**
Profit from sale of own shares			1.3				1.3
Sale of own shares					7.4		7.4
Cash flow hedge				4.6		0.1	4.7
Profits and losses not recognized in the income statement	**0.0**	**0.0**	**1.3**	**4.6**	**7.4**	**0.1**	**13.4**
Profit for the period			145.3			14.8	160.1
Sum of recognized profits and losses	**0.0**	**0.0**	**146.6**	**4.6**	**7.4**	**14.9**	**173.5**
Dividends			-61.6			-0.3	-61.9
Successive acquisition						-0.7	-0.7
As of 30.06.2004	**224.0**	**10.9**	**1,138.5**	**4.1**	**0.0**	**170.9**	**1,548.4**
As of 01.01.2005	**224.0**	**10.9**	**1,228.8**	**-4.3**	**0.0**	**189.4**	**1,648.8**
Reserves from investment available for sale				3.6		0.5	4.1
Reserves from at-equity consolidation				0.7			0.7
Cash flow hedge				4.3			4.3
Profits and losses not recognized in the income statement	**0.0**	**0.0**	**0.0**	**8.6**	**0.0**	**0.5**	**9.1**
Profit for the period			186.0			19.0	205.0
Sum of recognized profits and losses	**0.0**	**0.0**	**186.0**	**8.6**	**0.0**	**19.5**	**214.1**
Dividends			-92.6			-0.3	-92.9
As of 30.06.2005	**224.0**	**10.9**	**1,322.2**	**4.3**	**0.0**	**208.6**	**1,770.0**

RATIOS — Million €

	Unit	Q1-2/2005	Q1-2/2004
Average number of shares in circulation[1]		30,820,000	30,798,337
Net Gearing[2, 3]	%	115.0	154.3
Net interest-bearing debt[3]	€ million	2,035.2	2,389.1
Investment in plant, property and equipment	€ million	37.2	24.3
EBITDA margin[4]	%	28.9	27.6
EBITDA margin excl. eco-electricity[4]	%	34.2	32.2
EBIT margin[4]	%	21.4	18.6
EBIT margin excl. eco-electricity[4]	%	25.2	21.6
Average no. of employees		2,432	2,511
Electricity sales[4]	GWh	27,818	26,320
Hydro coefficient		0.99	1.01

[1] Diluted = non-diluted

[2] Based on net interest-bearing debt

[3] The computing method was changed in the wake of the introduction of value-oriented reporting and the figures for the previous periods were adjusted

[4] On the basis of sales revenue after netting external-electricity trade

SEGMENTAL REPORTING (BUSINESS SEGMENTS) Q1-2/2005 — Million €

	Electricity	Eco-electricity	Grid	Others/ Holding	Elimi-nation	Total Group
External sales after netting external-electricity trade	829.7	202.2	125.2	3.7	0.0	1,160.8
Internal sales	67.3	0.6	18.1	24.1	-110.1	0.0
Total sales after netting external-electricity trade	**897.0**	**202.8**	**143.3**	**27.8**	**-110.1**	**1,160.8**
Depreciation and amortization	-61.9	0.0	-22.4	-4.2	1.4	-87.1
Expenses/income (excl. depreciation and amortization)	-625.1	-203.0	-72.6	-33.1	108.7	-825.1
Operating result (EBIT)	**210.0**	**-0.2**	**48.3**	**-9.5**	**0.0**	**248.6**
Result of companies consolidated at equity	0.0	0.0	0.0	43.4	0.0	43.4
Carrying amount of companies consolidated at equity	0.0	0.0	0.0	603.4	0.0	603.4
Carrying amount of segment assets	5,067.5	81.9	843.8	1,634.7	-1,177.0	6,450.9
Segment liabilities	-4,007.3	-81.9	-563.8	-1,037.9	1,177.0	-4,513.9
Investments in intangible assets, property, plant and equipment	22.7	0.0	12.8	1.9	0.0	37.4

VALUATION METHOD

In this quarterly report, trade in energy derivatives is recognized at net value. By employing the net value method, we are complying with the reporting principles that have been adopted in the energy sector since the introduction of IAS 39.

When trading in energy derivatives, electricity volumes are traded in quick succession for the purpose of arbitraging and increasing or decreasing positions. In the case of short-term profit orientation, the transaction – normally standard forward contracts – is allocated to the energy derivative trading portfolio when drawing up the financial statements. In accordance with IAS 39, these transactions, similar to options and financial forward contracts, have a derivative character and the related electricity sales and purchases are therefore netted out. Likewise, the offset amounts are no longer recognized under generation/sales but are now presented separately under netting external-electricity trade.

SIGNIFICANT REVENUE INCREASES

In Q1-2/2005, significant revenue increases were achieved due to the active utilization of the high prices. The market-driven optimization of generation capacities and the flexible marklet price indexed supply contracts made an essential contribution to the improvement in the group's results. The output marketable at short notice in Q1-2/2005 was also sold at a price level that exceeded that of the previous year but the low water supply in June did slightly restrict possibilities in this area. The average day-ahead prices for base and peak on the European Electricity Exchange (EEX) lay 57 % and 49 % above the values recorded in the previous year. The development on the spot market also endorsed the positive development of the long-term forward prices. The electricity prices for baseload and peakload year contracts increased by 19 % and 12 % respectively in 2005 compared to the values reported in 2004.

The group's electricity sales totalled € 1,018.5 million in Q1-2/2005 and therefore lie well above the previous year's value (€ 869.5 million).

HIGHER ELECTRICITY SALES

Electricity sales were increased by a total of 5.7 % in Q1-2/2005. This is attributable, above all, to the enhancement of distribution activities in the German and French electricity markets. The quantities sold on foreign markets, excluding own consumption, amounted to 50.7 %.

End-customer business deteriorated by 47.5 % on account of the enhanced focus on trading business and the withdrawal from the Austrian end-customer markets in 2004 as a consequence of the antitrust conditions imposed within the framework of the Austrian Electricity Solution. Since the beginning of the year, Verbund has, however, been operating on the Greek market for the first time and this involvement could partly compensate for the decline in the end-customer segment.

Increased activities with German public utilities paved the way for a 5 % increase in business with resellers in spite of the slowdown in business activities with Austrian provincial companies.

Trading business with standard forward contracts, which is netted in sales for the first time, improved by 65.1 %.

GENERATION FELL SLIGHTLY

The total generation of the group came to 14,657 GWh and was therefore 4.1% below the value reported in the previous year. Hydraulic generation fell by 1.7% and thermal generation by 16.8 %. The decline in hydropower output is attributable, above all, to the lower water supply in the rivers (the hydro coefficient dropped from 1.02 to 0.99). The increase in generation from annual storage power plants did, however, largely compensate for underproduction in the hydropower plants. The drop in thermal generation is largely attributable to the decommissioning of the St. Andrä power plant.

The increase in wholesale and distribution activities also resulted in a 20.9 % rise in electricity purchases. These accounted for 38.7 % of total generation. The enhanced decoupling of sales activities from the marketing of own generation had a significant influence here.

The sharp increase in the number of eco-electricity plants in Austria is reflected in the 12.6 % rise in eco-electricity purchases by the VERBUND-Austrian Power Grid AG (APG) eco-balance group.

GENERATION GWh

	Q1-2/2004	Q1-2/2005	Change
Hydropower	12,838	12,617	-1.7 %
Thermal power	2,453	2,040	-16.8 %
Own generation	**15,291**	**14,657**	**-4.1 %**
Eco-electricity	2,133	2,401	12.6 %
External procurement	8,896	10,759	20.9 %
Group generation	**26,320**	**27,818**	**5.7 %**
Netting external-electricity trade	**14,880**	**24,567**	**65.1 %**

SALES GWh

	Q1-2/2004	Q1-2/2005	Change
Traders	7,841	9,707	23.8 %
Resellers	12,181	12,809	5.2 %
End customers	3,378	1,772	-47.5 %
Eco-electricity	2,218	2,564	15.6 %
Own consumption	702	966	37.6 %
Group consumption	**26,320**	**27,818**	**5.7 %**
Netting external-electricity trade	**14,880**	**24,567**	**65.1 %**

GRID

In quarter 1-2/2005, the amount of energy transmitted over Verbund's 220/380 kV grid and relevant to clearing totalled 7,179 GWh (-7.9 %). This deterioration is due to the rise in the volume of eco-electricity fed into the grid and the increase in generation from thermal power plants.

Grid sales fell to € 123.1 million (-€ 7.2 million). This drop is attributable to the reduction in the grid tariff as of 01 February 2005 as well as to the lower volumes recorded for the grid tariff components energy and capacity.

Sales revenue from eco-electricity supplies amounted to € 202.2 million in Q1-2/2005 compared to € 158.5 million in Q1-2/2004. The processing and administering of subsidies for eco-electricity does not affect Verbund profits.

STYRIA LINE

On 21 March 2005, positive EIA decisions relating to the Styria line were received from the provincial governments of Styria and Burgenland. A number of appeals, namely 149 from Styria and five from Burgenland, were lodged against these first instance decisions. Verbund is confident that the assessment of the EIA process will produce a positive result and expects a decision from the Environmental Senate at the end of 2005.

Construction is expected to commence in mid-2006 and last for approx. 2 years. The estimated investment volume lies at € 135 million.

SALZBURG LINE

The EIA documents for the 380 kV Salzburg line project were submitted by Verbund as scheduled on 28 April 2005. The application for EIA approval was also submitted to the authorities in Upper Austria and Salzburg at this time. The decisions of the environmental authorities are expected in the first half of 2006.

The two-year construction phase is expected to commence at the beginning of 2007. The investment volume for this project is estimated at € 91 million.

GRID EXPANSION LINZ-SOUTHEAST

Plans for line modifications, line reconstruction and a substation, which aim at providing a future-oriented connection of the southeastern Linz region to the APG high-voltage grid, were drawn up in cooperation with Linz Strom AG and submitted for approval. The expansion measures should be completed by the end of 2006. The investment volume amounts to € 16.5 million.

ECO-ELECTRICITY

In quarter 1-2/2005, the volume of eco-electricity sold came to 2,563.5 GWh (2,218.1 GWh in the first half of 2004). This clear increase is attributable to the eco-electricity expansion carried out last year. Further expansion is expected until the end of 2007. A new compensatory payment regulation for 2006 to provide the additional subsidies that will be required was drafted in Q1/2005 by BMWA. This draft regulation proposes that the subsidy in the other eco-energy area be increased in 2006 from the current value of 0.242 c/kWh to 0.416 c/kWh.

THE VERBUND SHARE

INTERNATIONAL STOCK MARKET SITUATION

In spite of the increase in the base bank rates in the USA and the deteriorating growth rates, the stock markets quickly recovered from the correction phase at the beginning of 2005 and recorded a further upswing. The increasing oil prices and the continued stability of the Euro in Q1/2005 resulted in most stock markets displaying a horizontal movement.

In Q2/2005, the performance of the international stock markets was predominantly positive. This upward trend was supported, above all, by the good company results and a moderate consumer price development in the US which dispelled inflation fears and concerns that the base bank rates in the USA would increase. The European stock markets also profited from a weaker Euro. The recent increase in oil prices had a negative impact.

In Q1-2/2005, the Dow Jones Industrial Average (DJIA) Index lost 4.7 %; the more broad-based Standard & Poor's (S&P) 500 Index fell by 1.7 % and the technology exchange NASDAQ deteriorated by 5.5 %. In Europe, on the other hand, the DJ Euro STOXX 50 and the Deutsche Aktienindex (DAX), which reached the highest level in the last three years at 3,195 and 4,637 points, were both up 7.8 %. The Austrian Traded Index (ATX), the index that comprises the largest Austrian stocks, improved by a substantial 25.4 %. DJ STOXX Utilities, the index of the major European utility stocks and an important benchmark for Verbund, was up 13.8 %.

SHARE PRICE DEVELOPMENT

RELATIVE SHARE-PRICE DEVELOPMENT (1 YEAR, 01.01.2005 = 100 %)


140
130
120
110
100
90
80
70
07-2004
09-2004
11-2004
01-2005
03-2005
05-2005
07-2005
Verbund
ATX
DJ STOXX Utilities

After an excellent performance in the previous year (77.0 %), the Verbund share started into the 2005 stock market year at € 164.0 and, following the publication of the best results in the company's history, recorded a record high of € 186.8 on 17 February 2005. On conclusion of the successful roadshow to present the annual results in London, Frankfurt and Zurich, the investment banks upgraded their price targets for the Verbund share to over € 200/share. This reflects the high level of acceptance for the Verbund strategy and the group's excellent positioning in the international capital market.

In Q2/2005, the Verbund share continued its positive development trend and closed at a new record high of € 227.99 on 30 June 2005. This positive development is attributable to the sharp rise in electricity wholesale prices which are influenced by the continued stability of the oil prices, the significant increase in the prices for CO_2 certificates and the drop in European electricity generation due to the drought, particularly in Southern Europe. Consequently, the Verbund share has continued to developed well ahead of the DJ STOXX Utilities index and the ATX with a positive performance of 39.1 %.

SALES AND MARKET CAPITALIZATION

Stock exchange turnover in Verbund shares reached € 621.1 million. On average, 27,092 shares were traded every day. As of 30 June 2005, Verbund had the sixth highest valuation of all companies listed on the Vienna stock exchange. The total value of the company derived from its market capitalization amounted to € 7,026.75 million; its weighting at the ATX was 3.4 %.

STOCK RATIOS

Ratio	Unit	Q1-2/2005	Q1-2/2004
Peak price	€	227.99	148.50
Lowest price	€	164.00	92.92
Closing price	€	227.99	144.56
Performance	%	39.10	56.11
Market capitalization	€ million	7,026.65	4,455.34
Weighting ATX	%	3.39	4.73
Stock exchange turnover	€ million	621.09	399.00
Stock exchange turnover/day	Units	27,092	26,380

CAPITAL MARKET CALENDAR 2005

Event	Location	Date
Interim report Q1-2/2005		19.07.2005
Meetings with analysts and investors	Vienna	19.07.2005
Meetings with analysts and investors	London	20. – 21.07.2005
Meetings with analysts and investors	Edinburgh	22.07.2005
Meetings with analysts and investors	Paris	23.07.2005
Meetings with analysts and investors	Stockholm	24.07.2005
Investor's conference Erste Bank	Bad Tatzmannsdorf	13.10.2005
Interim report Q1-3/2005		24.10.2005
Investor's conference (EEI)	USA	06. – 09.11.2005
Meetings with analysts and investors	Zurich, Genf	25.11.2005



O I would like to receive the following information in the future:

Interim Report at the end of each quarter	O print version	O per e-mail*
Annual Report	O print version	O per e-mail*
Sustainability Report	O print version	O per e-mail*

O I would like to become a member of the Verbund Shareholders' Club.

Name: ______________________________

Company: ______________________________

Address: ______________________________

____

E-mail: ______________________________

* Reports can be read online or downloaded via link on Verbund homepage

To

Österreichische Elektrizitätswirtschafts-
Aktiengesellschaft (Verbundgesellschaft)
Investor Relations
Am Hof 6a
A 1010 Vienna

Fax: +43-1-53113-54191
E-mail: investor@verbund.at

Publisher: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
Am Hof 6a, A-1010 Wien
Voice: +43-1-53113-0
Fax: +43-1-53113-54191
E-mail: info@verbund.at
Homepage: http://www.verbund.at

Investor Relations: Mag. Andreas Wollein, Voice: +43-1-53113-52616, E-mail: investor@verbund.at
Communication: Mag. Gerald Schulze, Voice: +43-1-53113-53702, E-mail: media@verbund.at

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